Form 40-F
period 2011-12-31
Extorre Gold Mines Ltd
filed 2012-04-02
CIK 1497270

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-35084

EXTORRE GOLD MINES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

999 West Hastings Street, Suite 1660
Vancouver, British Columbia, Canada V6C 2W2
(604) 688-9592
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services, Inc. 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800	Copies to: Christopher Doerksen Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 92,566,939 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐    Yes   ☐ No

EXPLANATORY NOTE

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of operating history;
•	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;
•	risks related to the Company’s history of losses, which may continue to occur in the future;
•	risks related to the on-going credit crisis centered in the United States and Europe and the Company’s ability to raise money in the future to fund its operations;
•	risks related to its ability to successfully establish mining operations or profitably produce precious or other metals;
•	risks related to differences between US and Canadian practices for reporting mineral resources and reserves;
•	risks related to the speculative nature of resource exploitation;
•	risks related to the effect of foreign exchange regulations on operations in Argentina;
•	risks related to the absence of mineral reserves;
•	risks related to uninsured risks;
•	risks related to shortages of equipment and supplies;

•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;
•	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;
•	changes in the market price of gold and silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;
•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;
•	risks related to the Company’s primary property being located in Argentina, including political, economic, and regulatory instability;
•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to land reclamation requirements which may be burdensome;
•	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;
•	risks related to the Company’s held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume;
•	tax consequences to United States shareholders; and
•	risks relating to potential claims by indigenous people over the Company’s mineral properties.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) and its financial statements are subject to IFRS auditing and auditor independence standards. Accordingly, the Company’s financial statements may not comparable to financial statements of United States companies. Details on the adoption of IFRS are described in Note 3 to the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2011 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.017 on December 30, 2011 and U.S. $1.00 = Cdn.$1.0009 on March 30, 2012.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and 2010, including the report of the Company’s independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated herein by reference. Details on the adoption of IFRS are described in Note 3 to the audited consolidated financial statements of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis for the fiscal year ended December 31, 2011 is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2011. In this annual report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

PricewaterhouseCoopers LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report to the audited consolidated financial statements of the Company which are filed hereto as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Compensation Committee

Compensation of the Company’s CEO and all other officers and directors is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Robert Reynolds, George Lawton and James Strauss. The Compensation Committee meets periodically to develop, monitor and review the terms and conditions of compensation for officers and directors of the Registrant, and to determine senior management development, retention and succession planning. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his compensation. The Company has adopted a formal written Compensation Committee Charter addressing the officer and director compensation process.

Nominating and Corporate Governance Committee

Nominees for the Board of Directors are identified and recommended to our Board of Directors by our Nominating and Corporate Governance Committee. The Company’s Nominating and Corporate Governance Committee is comprised of Robert Reynolds, George Lawton and James Strauss. The Nominating and Corporate Governance Committee is charged with the responsibility of, among other things, establishing the criteria for the selection of new directors, identifying qualified individuals to be presented to the Board of Directors and/or the Company’s shareholders, monitoring the orientation and continued education of the Registrant’s directors, reviewing the Board of Directors’ committee structure and making recommendations for committee member service. The Company has adopted a formal written Nominating and Corporate Governance Committee Charter addressing the nomination process and such related matters as may be required under federal securities laws.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this annual report on Form 40-F, the Company’s Audit Committee is comprised of George Lawton, Robert Reynolds and James Strauss.

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

During the fiscal year ended December 31, 2011, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of its directors, officers or employees subject to it.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required tabular disclosure is included under the heading “Audit Committee – Audit Fees, Audit-Related Tax and All Other Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

	Payments Due by Period ($000s) (Figures are in Canadian Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years		4-5 years		More than 5 years
Operational Lease Obligations
- Argentina	$102	$65		$37	$	Nil	$	Nil
- Canada (*)	$378	$88		$174		$116	$	Nil
Field Camp	$1,937	$1,937	$	Nil	$	Nil	$	Nil
Total	$2,417	$2.090		$211		$116	$	Nil

The Company has various property access agreements, which are renewed periodically, related to the Cerro Moro project at an estimated cost of approximately CAN$228 thousand per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately CAN$75.

*	The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2011, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on March 28, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTORRE GOLD MINES LIMITED

/s/ Eric Roth
Name: Eric Roth
Title: President and Chief Executive Officer
Date: April 2, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	Audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010, together with the report of the auditors thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2011

99.4	Sections 4-25 of the Preliminary Economic Assessment For The Cerro Moro Gold-Silver Project, Santa Cruz Province, Argentina dated effective March 30, 2012, previously filed as Exhibit 99.1 to the Company’s Form 6-K dated April 2, 2012

Certifications

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9	Consent of PricewaterhouseCoopers LLP

99.10	Consent of David (Ted) Coupland of Cube Consulting Pty Ltd.

99.11	Consent of Carlos Guzman

99.12	Consent of Bill Gosling

99.13	Consent Anthony Sanford

99.14	Consent of Krishna Sinha

99.15	Consent of Michael Gabora

99.16	Consent of Eric Roth

-11-