Form 40-F/A
period 2011-12-31
Extorre Gold Mines Ltd
filed 2012-06-22
CIK 1497270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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
DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle Washington 98104
(206) 903-5448
(Name, address (including zip code) and telephone number (including area
code) of agent for service in the United States)	Copies to: Christopher Doerksen Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on April 2, 2012, to reflect an amendment to the Company’s Annual Information Form, dated March 30, 2012, to include the Company’s Audit Committee Charter under Appendix A, which was inadvertently omitted from the original filing.  No other amendments, alterations or updates are being made to the annual report on Form 40-F as originally filed.

FORWARD-LOOKING STATEMENT

This amended annual report on Form 40-F/A and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to the Company’s lack of operating history;

●	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;

●	risks related to the Company’s history of losses, which may continue to occur in the future;

●	risks related to the on-going credit crisis centered in the United States and Europe and the Company’s ability to raise money in the future to fund its operations;

●	risks related to its ability to successfully establish mining operations or profitably produce precious or other metals;

●	risks related to differences between US and Canadian practices for reporting mineral resources and reserves;

●	risks related to the speculative nature of resource exploitation;

●	risks related to the effect of foreign exchange regulations on operations in Argentina;

●	risks related to the absence of mineral reserves;

●	risks related to uninsured risks;

●	risks related to shortages of equipment and supplies;

●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;

●	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

●
changes in the market price of gold and silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

●	risks related to currency fluctuations;

●	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

●	risks related to the Company’s primary property being located in Argentina, including political, economic, and regulatory instability;

●	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;

●	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;

●	risks related to land reclamation requirements which may be burdensome;

●	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;

●	risks related to the Company’s held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

●
risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

●	the volatility of the Company’s common share price and volume;

●	tax consequences to United States shareholders; and

●	risks relating to potential claims by indigenous people over the Company’s mineral properties.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this amended annual report on Form 40-F/A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-
RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 filed as Exhibit 99.1 to this amended annual report on Form 40-F/A and management’s discussion and analysis for the fiscal year ended December 31, 2011 filed as Exhibit 99.3 to the original annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s amended Annual Information Form for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this amended annual report on Form 40-F/A, and is incorporated by reference herein.

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

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on March 28, 2011, with respect to the class of securities in relation to which the obligation to file this amended annual report on Form 40-F/A arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereto duly authorized.

EXTORRE GOLD MINES LIMITED

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date:  June 22, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this amended annual report on Form 40-F/A:

Exhibit	Description

Annual Information

99.1	Amended Annual Information Form of the Company for the year ended December 31, 2011

99.2*
Audited consolidated financial statements for the years ended December 31, 2011 and 2010, including the report of the auditors thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011

99.3*	Management Discussion and Analysis for the year ended December 31, 2011

99.4*
Sections 4-25 of the Preliminary Economic Assessment for the Cerro Moro Gold-Silver Project, Santa Cruz Province, Argentina dated effective March 30, 2012, previously filed as Exhibit 99.1 to the Company’s Form 6-K dated April 2, 2012

Certifications

99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9*	Consent of PricewaterhouseCoopers LLP

99.10*	Consent of David (Ted) Coupland of Cube Consulting Pyt Ltd.

99.11*	Consent of Carlos Guzman

99.12*	Consent of Bill Gosling

99.13*	Consent of Anthony Sanford

99.14*	Consent of Krishna Sinha

99.15*	Consent of Michael Gabora

99.16*	Consent of Eric Roth

* Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 30, 2012.